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                                      RIDER

                           INVESTMENT PROTECTION PLAN


This rider is attached to and made a part of your policy.

1. WHAT BENEFIT DOES THIS RIDER PROVIDE?

This rider allows you to surrender the policy and receive the greater of the policy's Accumulation Value or the guaranteed amount. You are eligible to exercise this benefit beginning on the tenth (10th) Policy Anniversary after the later of the rider effective date or the rider reset effective date.

2. WHAT IS THE GUARANTEED AMOUNT?

(a)AT ISSUE: When this benefit is elected at the time of the application for the policy, the guaranteed amount is equal to the initial Premium Payment plus any additional Premium Payments received by us in the first Policy Year less all proportional withdrawals thereafter. The rider effective date will be the Policy Date.

(b)FOR AN IN-FORCE POLICY: When this benefit is elected on an in-force policy, the guaranteed amount is equal to the policy's Accumulation Value on the rider effective date less all proportional withdrawals thereafter. The rider effective date will be the Policy Anniversary immediately following the date we receive your request for the rider.

(c)AT RESET: When you elect to reset this benefit, the guaranteed amount is equal to the policy's Accumulation Value at the next Policy Anniversary less all proportional withdrawals thereafter. The rider reset effective date will be the Policy Anniversary immediately following the date we receive your request to reset this benefit.

3. WHAT IS A PROPORTIONAL WITHDRAWAL?

When you make a partial withdrawal from the policy, we will reduce the guaranteed amount by the amount of the proportional withdrawal. This amount is equal to the amount withdrawn from the policy (including any amount withdrawn for the surrender charge) divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the guaranteed amount immediately preceding the withdrawal.

4. WHEN CAN YOU RECEIVE THIS BENEFIT?

You are eligible to exercise this benefit beginning on the tenth (10th) Policy Anniversary after the later of the rider effective date or the rider reset effective date. You may also exercise this benefit on any Policy Anniversary thereafter. If you wish to exercise this benefit, you must submit a written request to us to surrender the policy no later than ten (10) business days after the applicable Policy Anniversary. Amounts paid to you pursuant to the terms of this rider are taxable, and you may be subject to a ten percent (10%) IRS tax penalty if made before age 59-1/2. You should consult with your tax advisor regarding your particular situation.

5. CAN YOU CHANGE THE GUARANTEED AMOUNT AFTER THE RIDER EFFECTIVE DATE?

You have the right to "reset" the guaranteed amount at any time. The new guaranteed amount will be the policy's Accumulation Value at the next Policy Anniversary after we receive your request. The rider reset effective date, the rider risk charge adjustment, and the new charge for the rider will also be reset on the next Policy Anniversary.

6. ARE CHARGES DEDUCTED FROM YOUR POLICY FOR THIS BENEFIT?

A charge is deducted on the first business day of each policy quarter based on the guaranteed amount on that day, while the rider is in effect. The charge will be deducted from each Allocation Alternative and from each DCA Account, if applicable, in proportion to its percentage of the policy's Accumulation Value on the first business day of the applicable policy quarter. If you reset the guaranteed amount, a new charge for the rider will apply. This charge may be more or less than the charge currently in effect. The charge in effect on the rider effective date or the rider reset effective date cannot be increased after the rider is issued. The maximum charge for this benefit is one percent (1%) annually based on the guaranteed amount.

7. WHAT HAPPENS IF ADDITIONAL PREMIUM PAYMENTS ARE MADE TO THE POLICY?

If the rider is elected at the time of the application for the policy, only the Premium Payments received during the first Policy Year will be included in the guaranteed amount. If the rider is elected after the policy is in force, Premium Payments received after the rider effective date will not be included in the guaranteed amount. If you elect to reset the guaranteed amount, Premium Payments received after the rider reset effective date will not be included in the guaranteed amount.


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8. WHAT HAPPENS IF THE POLICY IS SURRENDERED BEFORE THE BENEFIT BECOMES
EXERCISABLE?

If you surrender the policy before this benefit becomes exercisable, the provisions under this rider will no longer apply.

9. CAN THIS BENEFIT BE CANCELLED?

Within 30 days after delivery of your policy and/or rider, you may return the rider to us or to the Registered Representative through whom it was purchased, with a written request for a cancellation. Upon receipt of this request, we will promptly cancel the rider and refund any rider charges that may have been assessed for the rider.

10. WHAT IF I WANT TO CANCEL THIS RIDER AFTER THE 30-DAY REVIEW PERIOD?

You have the right to cancel the rider. However, we may deduct a rider risk charge adjustment from your policy's Accumulation Value. The cancellation will be effective on the date we receive your request. The rider risk charge adjustment will be deducted from each Allocation Alternative and from each DCA Account if applicable in proportion to its percentage of the policy's Accumulation Value on the cancellation date.

The rider risk charge adjustment for a particular policy will not change once it is set on the rider effective date unless you reset the guaranteed amount. If you reset the guaranteed amount, a new rider risk charge adjustment may apply. This new charge may be more or less than the charge currently in effect. The rider risk charge adjustment in effect on the rider effective date or the rider reset effective date cannot be increased after the rider is issued. The maximum rider risk charge adjustment is two percent (2%) of the guaranteed amount.

The rider risk charge adjustment will not apply if you surrender the policy.

GENERAL PROVISIONS

1. DOES THIS RIDER HAVE ANY ACCUMULATION VALUE?

No. This rider does not have any Accumulation Value.

2. WHAT HAPPENS IF THE POLICY HAS BEEN ASSIGNED?

If the policy is subject to an assignment, you must provide us with a written consent by the assignee prior to receiving any benefit provided by this rider.


                               NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                             /s/ Frederick J. Sievert
                                             ---------------------------------
                                                                       President

                                             /s/ George J. Trapp
                                             ---------------------------------
                                                                       Secretary